United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 31, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS TO HOST AND WEBCAST
MEETING WITH INVESTORS AND ANALYSTS IN WIESBADEN ON 12 SEPTEMBER

LONDON, 31 AUG 2018 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will host an event with investors and analysts in Wiesbaden, Germany on Wednesday, 12 September 2018. The meeting will be hosted by Chairman Sol Daurella, Chief Executive Officer Damian Gammell, and Chief Financial Officer Nik Jhangiani.

On 12 September, CCEP will webcast the main presentation live through its website, www.ccep.com, beginning at 13:30 CEST, 12:30 BST, and 7:30 a.m. EDT. This main presentation is expected to last approximately two hours.

Later that day CCEP will webcast a Chairman’s address from Sol Daurella, as well as a panel Q&A session live through the website, beginning at 17:15 CEST, 16:15 BST, and 11:15 a.m. EDT. This is expected to last approximately one hour.

A replay and transcript of both sessions will be available at www.ccep.com within 24 hours.

A copy of the main presentation will be available through the website on the home page and under the Investors section.

INVESTOR RELATIONS CONTACTS:
Sarah Willett                         Claire Huff
T +44 (0) 7970 145 218                 T +44 (0) 7528 251 033

Thor Erickson                        Joe Collins
T +1.678.260.3110                    T +44 (0) 7583 903 560

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of non alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: August 31, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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